Exhibit 1.1

AMENDMENT NO. 1

TO

EQUITY DISTRIBUTION AGREEMENT

November 21, 2022

Maxim Group LLC

300 Park Avenue, 16th Floor

New York, New York 10022

Ladies and Gentlemen:

WiSA Technologies, Inc., a Delaware corporation (the “Company”), and Maxim Group LLC, as sales agent (the “Agent”), are parties to that certain Equity Distribution Agreement dated as of September 13, 2022 (the “Original Agreement”). The Company and the Agent desire to amend the Original Agreement as set forth in this agreement (this “Amendment No. 1”). All capitalized terms not defined herein shall have the meanings ascribed to them in the Original Agreement. The parties, intending to be legally bound, hereby amend the Original Agreement as follows:

1.	Section 2(a)(vi) is replaced in its entirety with the following:

“(vi) The compensation to the Agent for sales of the Shares, as an agent of the Company, shall be a cash transaction fee equal to three percent (3%) (the “Transaction Fee”) of the gross sales price of all of Shares sold pursuant to this Section 2(a). The remaining proceeds, after further deduction for any transaction or other fees imposed by any governmental or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares (the “Net Proceeds”). The Agent shall notify the Company as promptly as practicable if any deduction referenced in the preceding sentence will be required. The parties hereto acknowledge that there is an ongoing right of first refusal in favor of the Agent, as set forth in that certain placement agency agreement by and between the Company and the Agent, dated August 15, 2022, which shall remain in place until May 15, 2023, and that nothing in this Agreement is intended to, nor shall be deemed to supersede, amend or obviate such right of first refusal. In addition to (and separately from) such ongoing right of first refusal, the Company grants the Agent the right of first refusal (the “ROFR”) during the term of this Agreement to act as sole manager or sole placement agent in any and all future private or public equity offerings for the period commencing on the date hereof and ending on the earlier of (a) twelve (12) months from the date hereof or (b) ninety (90) days following the effective date of the termination of this Agreement (a “ROFR Transaction”). The Company shall provide written notice to the Agent with the terms of the ROFR Transaction and if the Agent fails to accept in writing any such proposal within ten (10) Business Days after receipt of such written notice, then the Agent will have no claim or right with respect to such ROFR Transaction; provided, that any such election by the Agent shall not adversely affect the Agent’s right of first refusal with respect to any other ROFR Transaction. The ROFR shall be subject to FINRA Rule 5110(g)(5)(B), including that (i) the ROFR may be terminated by the Company for “cause,” which shall include the Agent’s material failure to provide the services contemplated in this Section 2(a)(vi), and (ii) the Company’s exercise of its right of “termination for cause” eliminates any obligations with respect to the payment of any termination fee or provision of any right of first refusal.”

2.	Except as specifically set forth herein, all other provisions of the Original Agreement shall remain in full force and effect.

3.	This Amendment No. 1 shall become effective upon the date that the New Registration Statement is declared effective under the Securities Act.

4.	Entire Agreement; Amendment; Severability. This Amendment No. 1 together with the Original Agreement (including all schedules and exhibits attached hereto and thereto and Transaction Notices issued pursuant hereto and thereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. All references in the Original Agreement to the “Agreement” shall mean the Original Agreement as amended by this Amendment No. 1; provided, however, that all references to “date of this Agreement” in the Original Agreement shall continue to refer to the date of the Original Agreement.

5.	Governing Law. This Amendment No. 1 shall be governed by and construed in accordance with the laws of the State of New York, including Section 5-1401 of the General Obligations Law of the State of New York, but otherwise without regard to conflict of laws rules that would apply the laws of any other jurisdiction.

6.	Counterparts. This Amendment No. 1 may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original and all such counterparts shall together constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission or a .pdf or other electronic format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf or other electronic signature page were an original thereof.

7.	Waiver of Jury Trial. Each of the Company and the Agent hereby waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Amendment No. 1 or the transactions contemplated hereby.

8.	Submission to Jurisdiction. The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States federal court sitting in The City of New York, Borough of Manhattan, over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Registration Statement, or the offering of the Shares. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding including without limitation, any immunity pursuant to the U.S. Foreign Sovereign Immunities Act of 1976, as amended. Each of the Agent and the Company further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the Supreme Court of the State of New York, New York County, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Company mailed by certified mail or delivered by Federal Express via overnight delivery to the Company’s address shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding, and service of process upon the Agent mailed by certified mail or delivered by Federal Express via overnight delivery to the Agent’s address shall be deemed in every respect effective service of process upon such Agent in any such suit, action or proceeding.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company the enclosed duplicate of this Amendment No. 1 to Equity Distribution Agreement, whereupon this letter and your acceptance shall represent a binding agreement between the Company and the Agent in accordance with its terms.

Very truly yours,

WISA TECHNOLOGIES, INC.

By:	/s/ George Oliva
	Name:	George Oliva
	Title:	Principal Financial Officer

Confirmed as of the date first above mentioned.

MAXIM GROUP LLC, as Agent

By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Co-President

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